RAINCHIEF ENERGY INC.
(the “Company”)
#361 - 1275 West 6th Ave.
Vancouver, British Columbia V6H-1A6
604-676-1032 T
604-676-1034 F

Trading Symbol: RCFEF	July 13, 2009

RAINCHIEF COMPLETES OIL & GAS ACQUISITION

Rainchief Energy Inc. (“Rainchief” or the “Company”) (RCFEF.OTC.BB) is pleased to announce that on July 8, 2009 it acquired a 100% Working Interest in 256 hectares of petroleum and natural gas lands in the Peace River area of Alberta, Canada. The area has multi-zone potential and could become a high impact prospect for the Company.

The Company will consider implementing a drilling program to extend the existing pool to the North West in the fourth quarter of this year subject to further analysis and evaluation.

Further information will be provided as it materializes.

Rainchief is a company listed and trading on the OTC.BB, symbol: RCFEF

FOR FURTHER INFORMATION PLEASE CONTACT:

Brad J. Moynes
President & Chief Executive Officer
Rainchief Energy Inc.
Telephone No. (604) 676-1032

Or

ProActive Communications Co.
Telephone No.	(604) 541-1995
Or toll free	(800) 540-1995

ON BEHALF OF THE BOARD OF DIRECTORS

“Brad Moynes”
Brad Moynes, President and CEO